SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Linda H. Hanauer

Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒[1] (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

1 Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the "Venrock Entities") are members of a group for purposes of this Schedule 13D/A. Additionally, pursuant to the Voting Agreement described in Item 4, the Venrock Entities, Sprout Capital IX, L.P., Sprout Entrepreneurs Fund, L.P., Sprout IX Plan Investors, L.P. and DLJ Capital Corporation (collectively, "Sprout"), Oxford Bioscience Partners IV L.P. ("Oxford") and mRNA Fund II, L.P. ("mRNA"), each a party to the Voting Agreement, may be deemed members of a group (the "13D Group"). Each of the Venrock Entities expressly disclaims ownership of the shares held by the other members of the 13D Group except as described herein for the limited purpose of the Voting Agreement.

2 As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described in Item 3 below. The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock split. Venrock Associates purchased 939,394 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Associates acquired a warrant to purchase 194,337 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Venrock Associates III, L.P. purchased 4,175,084 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Associates III, L.P. acquired a warrant to purchase 863,721 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Venrock Entrepreneurs Fund III, L.P. purchased 104,377 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Venrock Entrepreneurs Fund III, L.P. acquired a warrant to purchase 21,593 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Collectively, the Venrock Entities beneficially own 6,298,506 shares of the Issuer's Common Stock and each have shared voting and dispositive power over such shares. Sprout and one of its Venture Partners purchased an aggregate of 11,531,987 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Sprout acquired a warrant to purchase 2,385,679 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Oxford purchased 3,916,928 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Oxford acquired a warrant to purchase 810,315 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. mRNA purchased 39,301 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, mRNA acquired a warrant to purchase 8,130 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Collectively, the members of the 13D Group beneficially own 24,990,846 shares of the Issuer's Common Stock and each have shared voting power over such shares.

3 Collectively, the Venrock Entities beneficially own 6,298,506 shares of the Issuer's Common Stock and each have shared voting and dispositive power over such shares. Anthony Sun and Ray A. Rothrock, general partners of Venrock Associates and members of Venrock Management III LLC and VEF Management III LLC, which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively, are members of the investment committee of Granite Global Ventures L.P. The role of the investment committee is primarily to confirm or reject investment and divestment decisions with a consensus required for action. Each of the Venrock Entities may therefore be deemed to have shared dispositive power over the Issuer's Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures (Q.P.) L.P. purchased 993,131 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Granite Global Ventures (Q.P.) L.P. acquired a warrant to purchase 205,454 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Granite Global Ventures, L.P. purchased 16,970 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. In addition, Granite Global Ventures, L.P. acquired a warrant to purchase 3,511 shares of the Issuer's Common Stock pursuant to the Common Stock and Warrant Agreement. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

4 The percentage for the Venrock Entities is calculated based upon 32,548,418 shares of the Issuer's Common Stock outstanding, which is the sum of: (a) 3,380,892 shares of the Issuer's Common Stock outstanding on February 11, 2003 as reported by the Issuer in its Schedule 14A as filed with the Securities Exchange Commission on March 7, 2003 and adjusted for the one for six reverse stock split described in Item 4 below; (b) 24,242,425 shares of the Issuer's Common Stock issued pursuant to the Common Stock and Warrant Agreement; (c) 4,492,740 shares of the Issuer's Common Stock issuable upon exercise of the Warrants issued to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement; and (d) 432,361 shares of the Issuer’s Common Stock issued upon conversion of the Issuer’s Series A Preferred Stock and Series B Preferred Stock.

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6	PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 24,990,846[2] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,517,572[2,3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,209,912[2,3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.5%[4]

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒[1] (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6	PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 24,990,846[2] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,517,572[2,3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,209,912[2,3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.5%[4]

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 5 of 19

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒[1] (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6	PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 24,990,846[2] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,517,572[2,3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,209,912[2,3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.5%[4]

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 6 of 19

The following constitutes the Amendment No. 1 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). The Schedule 13D is amended and restated as follows:

Item 1.	Security and Issuer.

(a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”) and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.	Identity and Background.

(a)	This Statement is filed by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.
(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described below. The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 7 of 19

split. Pursuant to the Common Stock and Warrant Purchase Agreement among Sirna, the Venrock Entities and various other investors dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), the Venrock Entities purchased an aggregate of 5,218,855 shares of the Issuer’s Common Stock at a price of $1.98 per share for total consideration of $10,333,332.90. Under the terms of the Common Stock and Warrant Agreement, the Venrock Entities also received warrants to purchase an aggregate of 1,079,651 shares of the Issuer’s Common Stock at an exercise price of $2.52 per share (the “Warrants”). The funds used by the Venrock Entities to acquire the Common Stock and Warrants were obtained from capital contributions by their partners and from direct capital commitments by Venrock Entities.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Venrock Entities purchased the Common Stock and Warrants for investment purposes and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Venrock Entities’ investment. The Venrock Entities retain the right to change their investment intent.

As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

a.  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

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c.  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.  Any material change in the present capitalization or dividend policy of the issuer;

f.  Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.  Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.  Any action similar to any of those enumerated above.

Pursuant to the Common Stock and Warrant Agreement, Sirna agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC no later than five (5) days after the closing of the Common Stock and Warrant Agreement. Sirna further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five (5) business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.

In connection with the transaction, three (3) Sirna board members have resigned. At the closing, one (1) person designated by funds managed or advised by Sprout, James Niedel, one (1) person designated by funds managed or advised by Oxford Bioscience Partners IV, Douglas Fambrough, and one (1) person designated by funds managed or advised by Venrock Associates, Bryan Roberts, were appointed as members of the board of directors of the Issuer. Sprout retains the right to appoint another director to the board of directors of the Issuer. Sirna also agreed to use its best efforts to cause its compensation committee to have one (1) of the directors designated by funds managed or advised by Sprout and the director designated by funds managed or advised by Venrock Associates as members and its nominating/governance committee to have one (1) of the

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 9 of 19

directors designated by funds managed or advised by Sprout, the director designated by funds managed or advised by Oxford Bioscience Partners IV and the director designated by funds managed or advised by Venrock Associates as members. For so long as any designee of Oxford Bioscience Partners IV remains a member of the board of directors and as permitted by applicable law, then the compensation committee (except during periods in which the compensation committee contains a designee appointed by Venrock Associates) will include a designee of Oxford Bioscience Partners IV. The 13D Group entered into a voting agreement (the “Voting Agreement”) agreeing to vote their shares to effect such elections for so long as such entities continue to hold specified percentages of the Issuer’s Common Stock.

Prior to the closing, Sirna amended its charter to:

(1) effect a reverse stock split of Sirna’s Common Stock whereby Sirna issued one (1) new share of Common Stock in exchange for six (6) shares of its outstanding Common Stock; and

(2) allow any action required or allowed to be taken by the stockholders of Sirna at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Sirna stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prior to the closing, Sirna amended its bylaws to provide the following:

(1) the board of directors will have seven (7) members;

(2) the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3) the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one (1) of whom must not be an affiliate of any investor. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4) the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one (1) of whom must not be an affiliate of any investor. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting the number of shares reserved under Sirna’s option pool, and setting employee compensation guidelines.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 10 of 19

Sirna also agreed pursuant to the Common Stock and Warrant Agreement that after the closing, it would not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of Sirna;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of Sirna which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any of its material intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement and the Form of Warrant issued under the Common Stock and Warrant Agreement, included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4. References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement, included as Exhibit C to this Schedule 13D/A, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The Venrock Entities are members of a group for purposes of this Schedule 13D/A. Additionally, pursuant to the Voting Agreement, the Venrock Entities, Sprout, Oxford and mRNA may be deemed members of a group.

(a) Venrock Associates beneficially owns 1,133,731 shares, or 4.0% of the Issuer’s Common Stock. Venrock Associates III, L.P. beneficially owns 5,038,805 shares, or 17.4% of the Issuer’s Common Stock. Venrock Entrepreneurs Fund III, L.P. beneficially owns 125,970 shares, or 0.4% of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 6,298,506 shares, or 21.6% of the Issuer’s Common Stock. Sprout represented to the Venrock Entities that it beneficially owns 13,917,666 shares, or 45.7% of the Issuer’s Common Stock. Oxford represented to the

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Venrock Entities that it beneficially owns 4,727,243 shares, or 16.4% of the Issuer’s Common Stock. mRNA represented to the Venrock Entities that it beneficially owns 47,431 shares, or 0.2% of the Issuer’s Common Stock. The members of the 13D Group may be deemed to beneficially own 24,990,846 shares, or 77.3% of the Issuer’s Common Stock. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by the other members of the 13D Group except as described herein for the limited purpose of the Voting Agreement.

Anthony Sun and Ray A. Rothrock, general partners of Venrock Associates and members of Venrock Management III LLC and VEF Management III LLC, which is the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively, are members of the investment committee of Granite Global Ventures L.P. The role of the investment committee is primarily to confirm or reject investment and divestment decisions with a consensus required for action. Each of the Venrock Entities may therefore be deemed to have shared dispositive power over the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures (Q.P.) L.P. represented to the Venrock Entities that it beneficially owns 1,198,585 shares, or 4.2% of the Issuer’s Common Stock. Granite Global Ventures, L.P. represented to the Venrock Entities that it beneficially owns 20,481 shares, or 0.1% of the Issuer’s Common Stock. Each of the Venrock Entities expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.

The Venrock Entities may be deemed to beneficially own 26,209,912 shares, or 80.5% of the Issuer’s Common Stock (which includes the shares of the Issuer’s Common Stock held by the members of the 13D Group, Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.).

The percentage for the Venrock Entities is calculated based upon 32,548,418 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 3,380,892 shares of the Issuer’s Common Stock outstanding on February 11, 2003 as reported by the Issuer in its Schedule 14A as filed with the Securities and Exchange Commission on March 7, 2003 and adjusted for the one for six reverse stock split described in Item 4 above; (b) 24,242,425 shares of the Issuer’s Common Stock issued pursuant to the Common Stock and Warrant Agreement; (c) 4,492,740 shares of the Issuer’s Common Stock issuable upon exercise of the Warrants issued to the members of the 13D Group and Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the Common Stock and Warrant Agreement; and (d) 432,361 shares of the Issuer’s Common Stock issued upon conversion of the Issuer’s Series A Preferred Stock and Series B Preferred Stock.

(b) Each of the members of the 13D Group represented to the Venrock Entities that it has sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock.

Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of

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24,990,846 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 7,517,572 shares of the Issuer’s Common Stock.

Sprout represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of 13,917,666 shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 24,990,846 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock.

Oxford represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 24,990,846 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 4,774,674 shares of the Issuer’s Common Stock.

mRNA represented to the Venrock Entities that it has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 24,990,846 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 4,774,674 shares of the Issuer’s Common Stock.

(c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 13 of 19

Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Voting Agreement dated February 26, 2003, by and among certain of the investors (Incorporated by reference to Exhibit C to the Reporting Person’s Schedule 13D filed with the Commission on February 28, 2003).

D. Joint Filing Agreement dated April 28, 2003 by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2003

VENROCK ASSOCIATES

by a General Partner

VENROCK ASSOCIATES III, L.P.,

by its General Partner, Venrock Management III LLC

VENROCK ENTREPRENEURS FUND III, L.P.

by its General Partner, VEF Management III LLC

By:	/S/ ANTHONY B. EVNIN

Name: Anthony B. Evnin Title: As a General Partner or Member

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 15 of 19

SCHEDULE 1

General Partners/Members

Michael C. Brooks

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Joseph E. Casey

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Eric S. Copeland

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Anthony B. Evnin

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 16 of 19

Thomas R. Frederick

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Terence J. Garnett

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

David R. Hathaway

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Bryan E. Roberts

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Ray A. Rothrock

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 17 of 19

Citizenship: USA

Anthony Sun

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Michael F. Tyrrell

c/o Venrock Associates

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively.

Citizenship: USA

Venrock Management LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Associates

Principal Place of Business: New York

Venrock Management III LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Associates III, L.P.

Principal Place of Business: New York

VEF Management III LLC

30 Rockefeller Plaza, Room 5508

New York, New York 10112

Principal Business: General Partner of Venrock Entrepreneurs Fund III, L.P.

Principal Place of Business: New York

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 18 of 19

EXHIBIT INDEX

A. Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B. Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Voting Agreement dated February 26, 2003, by and among certain of the investors (Incorporated by reference to Exhibit C to the Reporting Person’s Schedule 13D filed with the Commission on February 28, 2003).

D. Joint Filing Agreement dated April 28, 2003 by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.